                              Belzberg Technologies
                      Management's Discussion and Analysis
                       Second Quarter Ending June 30, 2001
--------------------------------------------------------------------------------

General

Belzberg Technologies Inc. is a leading provider of trade execution, order management, and routing software for the financial industry. The Company's customers include broker-dealers and their customers, and use Belzberg trading software to buy and sell equities and stock options on a variety of stock exchanges, Electronic Communications Networks (ECNs), or Nasdaq market maker trade management systems. Belzberg products enable traders to execute and manage large volumes of transactions at high speed, and with great reliability and security.

Major financial institutions, broker-dealers, buy-side institutions, banks, and others use all, or a subset, of Belzberg trading products to automate their order execution, basket trading, arbitrage, retail order management, and real-time inventory management, as demanded by each situation.

Overview

Revenue By Quarter

                  4(th) Qtr 1999       $ 1,608,000

                  1(st) Qtr 2000       $ 2,444,000

                  2(nd) Qtr 2000       $ 2,592,000

                  3(rd) Qtr 2000       $ 2,936,000

                  4(th) Qtr 2000       $ 3,980,000

                  1(st) Qtr 2001       $ 4,567,000

                  2(nd) Qtr 2001       $ 6,455,000


Revenues for the Company have increased in each of the past seven quarters.

Revenues of $6.5 million for second quarter 2001 represent an increase of 149% over second quarter 2000.

Net Loss for the second quarter was $956,000 as compared to a loss of $251,000 in the second quarter of 2000.

Income (Loss) before interest, taxes, depreciation and amortization of ($183,000) for the six months ended June 30th, 2001 compares to $201,000 for the first half of 2000.

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Belzberg Technologies
Management's Discussion and Analysis
Page 2



Revenues by Country and Segment

                                                         For the periods ended June 30,

                                                                   Six Months

                                     2001                                                           2000

            Subscrip-       Transac-                                       Subscrip-       Transac-
             tion Fee       tion Fee                                        tion Fee       tion Fee
 ($000s)      Revenue        Revenue          Other          Total           Revenue        Revenue          Other          Total
---------  ----------     ----------     ----------     ----------        ----------     ----------     ----------     ----------

Canada          3,030          1,695            586          5,311             1,308            235          1,319          2,862
USA             2,009          3,385            317          5,711             1,167            943             65          2,175
           ----------     ----------     ----------     ----------        ----------     ----------     ----------     ----------

Totals          5,039          5,080            903         11,022             2,475          1,178          1,384          5,037
           ==========     ==========     ==========     ==========        ==========     ==========     ==========     ==========


                                                                Second Quarter

                                     2001                                                           2000

            Subscrip-       Transac-                                       Subscrip-       Transac-
             tion Fee       tion Fee                                        tion Fee       tion Fee
 ($000s)      Revenue        Revenue          Other          Total           Revenue        Revenue          Other          Total
---------  ----------     ----------     ----------     ----------        ----------     ----------     ----------     ----------

Canada          1,675          1,421            367          3,463               734             88            492          1,314
USA             1,016          1,798            178          2,992               668            573             37          1,278
           ----------     ----------     ----------     ----------        ----------     ----------     ----------     ----------

Totals          2,691          3,219            545          6,455             1,402            661            557          2,592
           ==========     ==========     ==========     ==========        ==========     ==========     ==========     ==========

Gross revenue increased from $5.0 million in the first half of 2000 to $11.0 million in first half of 2001, an increase of 118%. Substantial revenuegrowth occurred in both US and Canadian operations, as shown above.


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Belzberg Technologies
Management's Discussion and Analysis
Page 3

Gross Profit and Gross Margin

                                                       For the periods ended June 30,

                                                  Six Months                    Second Quarter
                                                  ----------                    --------------

                                             2001           2000               2001          2000
                                             ----           ----               ----          ----

                Revenue                    $11,022          $5,037            $6,455        $2,592

                Cost of Revenue            $ 4,613          $1,679            $2,775        $  981

                Gross Profit               $ 6,409          $3,357            $3,680        $1,612

                Gross Profit%                 58.2%           66.7%             57.0%        62.2%

Capital Assets and Amortization

Capital asset expenditures amounted to $1,543,000 for second quarter 2001, most of which represents construction of new offices in Toronto and the balance for computer network improvements. Amortization of these assets is on a three-year, straight-line basis, except for leasehold improvements which has a 10 year amortization. The increase in amortization expense from $187,000 in second quarter 2000, to $413,000 in second quarter 2001 is a reflection of increased capital asset expenditures in the last three quarters of 2000 and the first two quarters of 2001.

Capital Leasing and Interest on Obligations Under Capital Lease

Interest on capital leases in second quarter 2001 was $119,000 as compared to $21,000 in the same period in 2000. capital assets of $375,000 were acquired under capital lease during the first half of 2001.

Capital lease obligations increased from $2.3 million at the end of 2000 to $2.7 million at the end of second quarter 2001. The term of these lease obligations closely parallels the amortization policy on these assets, thereby matching the payment for these assets against their use.

Earnings Before Interest, Taxes, Depreciation and Amortization

                                                             For the quarters ended June 30,

                                                                    2001             2000
                                                                    ----             ----
                     Net Income / (Loss)                         $ (956,123)      $ (251,409)

                     Interest                                    $  144,580       $   98,989

                     Taxes                                       $   40,467                -

                     Amortization                                $  443,728       $  186,678

                     Earnings Before, Interest, Taxes,
                     Depreciation and Amortization               $ (327,348)      $   34,258

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Belzberg Technologies
Management's Discussion and Analysis
Page 4

Liquidity and Capital Resources

At June 30, 2001, the Company's cash and short-term investments amounted to $9.1 million, up from $5.6 million at December 31, 2000. This strengthening in cash arose from a private placement of 333,334 shares from Treasury generating net proceeds of $4.7 million.

The Company is debt-free except for capital lease obligations.


Improvement in Shareholders' Equity

Shareholder's equity as at June 30, 2001 is $13.6 million compared to $10.7 million at December 31, 2000.

In the first quarter 2001, the Company issued 5,600 shares upon the exercise of share options by employees and directors for proceeds of $20,000. The Company purchased 40,800 of its own shares on the Toronto Stock Exchange at a cost of $475,000 under its Normal Course Issuer Bid.

In the second quarter, the Company purchased 1,100 of its own shares on the Toronto Stock Exchange at a cost of $7,733 under its Normal Course Issuer Bid.


Stock Based Compensation

The Company has a policy of granting stock options to management and employees. Stock options are issued at the fair market value or greater at the date of their issuance. The granting, vesting, and expiry of options is governed by the Company's stock option plan. As at June 30, 2001, the Company had 3,921,900 options outstanding to all parties with exercise prices ranging from $3.00 to $18.00 per share. 3,358,900 of those options were vested. This compares to 3,889,500 options outstanding at December 31, 2000 of which 3,130,500 were vested.


Compensation Expense

Under US GAAP, options issued to persons who are not employees or directors of the Company are valued under the Black-Scholes method. The valuation obtained is considered as additional deferred stock compensation, and is amortized over the life of the option as an additional expense. The Black-Scholes valuations derived from market conditions during second quarter 2001 resulted in an expense of stock compensation expense amounting to $86,000.